STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2016
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC NUMBER	FILE
8-65601	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	**New York**	**10055**
(City)	(State)	(Zip Code)

Brian Bell 770 916 2609

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter, LLC
(*Name – if individual, state last, first, middle name*)

1230 Peachtree St NE Suite 1500	**Atlanta**	**GA**	**30309**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Affirmation

I, Catherine O'Connor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2016, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



KENYU FUJII
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FU6336786
Qualified in New York County
My Commission Expires February 08, 2020

Catherine O'Connor
President, Chief Compliance Officer

Notary Public

This report ** contains (check all applicable boxes):
- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.







Affirmation

I, Brian Bell, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2016, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Brian Bell
Financial and Operations Principal

Notary Public

TWILLIKKI B. DAVIS YOUNG
Notary Public, Georgia
Cobb County
My Commission Expires
September 19, 2019

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2016

Contents



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2016. This financial statement is the responsibility of Creditex Securities Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Creditex Securities Corporation as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
February 24, 2017

Frazier & Deeter, LLC

1

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition
(In thousands, except share data)

December 31, 2016

Assets

Cash	$	6,120
Receivable from clearing broker		580
Accounts receivable, net of allowance for doubtful accounts of $6		854
Clearing incentive due from affiliate		30
Deferred tax assets		154
Deposit with clearing broker		250
Other assets		126
Total assets	$	8,114

Liabilities and stockholder's equity

Liabilities:		
Accrued expenses	$	983
Due to affiliates, net		620
Total liabilities		1,603
Stockholder's equity:		
Common stock, par value $0.01 (authorized, issued, and		
outstanding 44,000,000 shares)		440
Additional paid-in capital		1,850
Retained earnings		4,221
Total stockholder's equity		6,511
Total liabilities and stockholder's equity	$	8,114

See accompanying notes.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition

December 31, 2016

1. Organization and Description of Business

Creditex Securities Corporation (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company arranges transactions in fixed income and government securities, credit default swaps and commodities futures between institutional accounts or eligible contracts participants and assists in credit event auctions to process settlement of credit derivative trades following a corporate default.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of Intercontinental Exchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

The Company does not hold funds or assets for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

Effective January 1, 2013, as required under The Dodd-Frank Wall Street Reform and Consumer Protection Act, transactions arranged by voice brokers for CFTC regulated products are required to be executed in an NFA registered Introducing Broker. As a result of this regulatory change, the Company assumed the voice assisted credit default swap index, option and tranche business of Creditex LLC, a wholly-owned subsidiary of CGI.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Commission Revenue – Commission revenue is earned from the brokering of transactions between financial institutions and eligible contract participants. These transactions are either cleared through our clearing broker, submitted to an exchange or swap execution facility for execution and settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Clearing Incentive Revenue – The Company receives clearing incentive payments for commodities transactions from both third parties and an affiliated clearinghouse for trades provided to the clearinghouses for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

Credit Event Auctions – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Receivables from the Company's clearing broker represent commissions earned from transactions not yet received. Accounts receivable consists primarily of fees earned from credit event auctions that are due from ISDA, fees earned for the arranging of credit default swaps and commodity transactions and amounts due from a third party clearinghouse for incentive rebates earned.

Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses.

Financial Instruments – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customer securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $250,000 with its clearing broker as collateral against this risk. The deposit is recorded in deposit with clearing broker in the accompanying statement of financial condition.

All of the Company's credit event auction revenues and receivables are from one customer. All of the Company's commodities clearing incentive revenues and receivables are from three entities. For the year ended December 31, 2016, approximately 30% of commission revenues were generated from the Company's five largest credit, fixed income, and commodities customers. All cash is held with one depository institution.

Broker Bonuses – Certain brokers earn a commission based on revenue generated by the broker. The commission earned is recorded at the time the related revenue is recorded by the Company. The accrual for such bonuses is recorded as accrued expenses in the accompanying statement of financial condition.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2016 as such lease commitments reside with a related affiliate.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition, results of

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

3. Commitments and Contingencies (continued)

operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Related Party Transactions

The Company maintains services agreements with five affiliates- ICE, CGI, Chatham Energy LLC, TradeCapture OTC Corporation and ICE Futures US, referred to collectively as "the Agreements." These Agreements provide for the sharing of expenses related to administrative, management and brokerage services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

At December 31, 2016, the Company owed $620,000, net of taxes receivable, to ICE and its subsidiaries for such expenses. Payment of this related party balance by the Company is due at least annually under the Agreements and no interest is charged on the balance. Amounts due from the Parent for federal and unitary state income taxes was $329,000 at December 31, 2016.

Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company were charged based on allocated time. Brokerage services for credit default swaps, fixed income and government securities are charged based on salaries, bonuses and benefits of registered representatives of the Company and are allocated from CGI based on an estimated percentage of credit and fixed income revenue in relation to total revenues. Brokerage services from our commodity business are charged based on costs incurred by the affiliate plus a markup.

The Company entered into a licensing agreement with ICE Credit Hub, a wholly-owned subsidiary of ICE, for the use of their trading platform as an alternative trading system under the Company's FINRA broker dealer license for the whole loan asset class. No revenues or expenses were recognized during the year ended December 31, 2016 in connection with this licensing agreement as no activity occurred on the alternative trading system.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company is subject to the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, as defined. In addition, the Company is subject to requirements set forth in CFTC Regulation 1.10(j), which requires the Company to maintain Adjusted Net Capital, as defined, equal to or in in excess of $45,000. The Company has elected to use the greater of minimum net capital requirement calculations as set forth by the two regulating bodies, SEC and CFTC, as of the year ended December 31, 2016 of $45,000.

At December 31, 2016, the Company had net capital of $5.6 million which was $5.4 million in excess of its required net capital of $129,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

6. Income Taxes

The Company is included in the consolidated federal income and certain state and local income tax returns filed by certain affiliates. In addition, the Company is subject to income taxes on a separate company basis in certain states. Income taxes are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2016, the Company has noncurrent deferred tax assets of $154,000, which are comprised primarily of book-to-tax timing differences relating to deferred compensation. No valuation allowance has been recognized against these deferred tax assets because management believes it is more likely than not that these deferred tax assets will be realized.

The difference between the statutory and effective tax rate for the period is primarily due to the tax effect of certain non-deductible expenses and settlement of unrecognized tax positions.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

6. Income Taxes (continued)

The company has settled certain state tax exams during the year. As a result, the uncertain tax position decreased by $84,000. The uncertain tax balance as of December 31, 2016 is $97,000, which is expected to be settled during 2017. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. Accrued interest and penalties were $48,000 as of December 31, 2016 and were reported as accrued expenses in the statement of financial condition. The Company is no longer subject to examination for tax years ended on or before December 31, 2013.

7. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, which is the date this financial statement was available to be issued and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.